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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F _X_   Form 40-F ___

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes    ___      No     _X_

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes    ___      No     _X_

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:
                           Yes    ___      No     _X_

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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            Endesa's Position on Gas Natural Takeover Bid

    NEW YORK--(BUSINESS WIRE)--Sept. 6, 2005--Endesa's (NYSE:ELE) Board of Directors, in a meeting held today, has analysed the terms of the tender offered by Gas Natural. According to the available information, the Board has considered convenient, for the benefit of the general interest, its shareholders and its employees, and the market, unanimously express a preliminary evaluation of the transaction in the following terms:

    1. The transaction proposed by Gas Natural has been presented in a hostile way without any previous knowledge by Endesa.

    2. The layout and the structure of the offer introduce elements of uncertainty rendering it impossible to determine with detail enough the real value of offered price. In any case, a first evaluation determines that the economic terms of the offer are clearly insufficient and do not reflect by any means the fair value of the Company.

    3. Considering the applicable legislation and existing precedents in the Spanish and in the European Community, the transaction may be hardly compatible with the current regulatory and antitrust regime. Therefore, there are risks not taken into consideration that could imply significant adverse consequences to Endesa's shareholders.

    4. The layout of the transaction in a time where a full review of the electricity regulation is taking place is particularly surprising and worrying. Furthermore, the preliminary conclusions of the mentioned review seem to be completely opposed to the proposed transaction.

    5. The participation in the transaction of the main Company's competitor under the proposed terms presents serious concerns regarding the protection of minority shareholders' interests. Furthermore, this participation does not comply with Spanish and European Community existing antitrust decisions.

    This preliminary evaluation is without prejudice to the report that Endesa's Board of Directors should issue in case of the approval of the tender offer by the CNMV (Spanish Stock Exchange Commission) after obtaining the remaining pertinent administrative authorizations, in compliance with the article 20.3 of Royal Decree 1197/1991, issued on 26th of July of 1991, on the Takeover Bids Regime.
    The Board of Directors endorses its commitment to the Company's Business Plan on a stand-alone basis, since it's one of the five European largest electricity groups, the first private electricity Company in Latin America and the leader in the Iberian market, and it has a solid, adecuate and ongoing Strategic Plan which ensures growth and profitability.

    Considering all the above mentioned, the Board of Directors will adopt all available legal actions in order to defend both Company and shareholder's interests.

    CONTACT: Endesa
             North America Investor Relations
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: September 6th, 2005                 By: /s/ Alvaro Perez de Lema
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                                           Name: Alvaro Perez de Lema
                                           Title: Manager of North America
                                                  Investor Relations